SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ®*

HAIPING LI *

RORY MCALPINE ®

CLIVE W. ROUGH ®

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

® (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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February 1, 2018

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HUYA Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, HUYA Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and for the year ended December 31, 2016, and unaudited interim consolidated financial statements as of September 30, 2017 and for the nine months ended September 30, 2016 and 2017.

Securities and Exchange Commission

February 1, 2018

As an emerging growth company, the Company has omitted its 2015 annual financial information that the Company reasonably believes will not be required to be included in the registration statement on Form F-1 at the time of its contemplated initial public offering in 2018, in accordance with the Commission’s Compliance and Disclosure Interpretations relating to the Fixing America’s Surface Transportation Act dated August 17, 2017, and has also omitted the selected financial information for the years before 2016.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

In addition, the Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.”

In connection with this request, the Company represents to the Commission that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to prepare, and has not prepared, consolidated financial statements audited under any generally accepted auditing standards for any interim period; (iii) compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company. Moreover, the Company undertakes that prior to the Company distributing a preliminary prospectus to investors, it will amend the registration statement on Form F-1 to include the Company’s audited consolidated financial statements as of and for the year ended December 31, 2017.

*    *    *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Alex Chan, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Securities and Exchange Commission

February 1, 2018

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Rongjie Dong, Chief Executive Officer and Director, HUYA Inc.
Dachuan Sha, Chief Financial Officer, HUYA Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Alex Chan, Partner, PricewaterhouseCooper Zhong Tian LLP
David Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP